Exhibit 99.1

NIO Provides Update on Status under Holding Foreign Companies Accountable Act

SHANGHAI, May 05, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO; HKEX: 9866), a pioneer and a leading company in the premium smart electric vehicle market, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

NIO is aware that the Company has been provisionally identified by the SEC under the HFCAA on May 4, 2022 U.S. Eastern Time. The Company understands such identification may result from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

NIO understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the PCAOB, to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, if the SEC determines that the Company filed an annual report containing an audit report issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares or American depositary shares of the Company from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

NIO has been actively exploring possible solutions to protect the interest of its stakeholders. On March 10, 2022, the Company completed a secondary listing of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange (the “HKEX”) under the stock code “9866.” The Class A ordinary shares listed on the HKEX are fully fungible with the ADSs listed on the NYSE.

NIO will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on both the NYSE and the HKEX in compliance with applicable listing rules.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021, and began deliveries of the ET7 in March 2022. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

For more information, please visit: http://ir.nio.com.

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